UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-35449

Nationstar Mortgage Holdings Inc.

NEW YORK STOCK EXCHANGE LLC

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

8950 Cypress Waters Blvd

Coppell, Texas 75019

(469) 549-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

6.500% Senior Notes due 2022

(Title of each class of securities covered by this Form)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR240.12d2-2(a)(1)

☐	17 CFR240.12d2-2(a)(2)

☐	17 CFR240.12d2-2(a)(3)

☐	17 CFR240.12d2-2(a)(4)

☐	Pursuant to 17 CFR240.12d2-2(b), the Exchange has complied with the rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒

Pursuant to 17 CFR240.12d2-2(c), the Issuer has complied with its rules of the Exchange and the requirements of 17 CFR240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Nationstar Mortgage Holdings Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

August 13, 2018	By:	/s/ Amar Patel	Chief Financial Officer
Date		Name	Title